AGL

[redacted]

02049039

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

25 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 0 2 2002
WASH. D.C. 154 SECTION

Attention Mr Michael Coco

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

LJ Fisk
Group Manager Corporate Services &
Company Secretary

dlw 8/6

The Australian Gas Light Company
A.R.B.N. 052 167 405
Formed in New South Wales with limited liability
AGL Centre
Cnr Pacific Highway & Walker Street
North Sydney NSW 2060
PO Box 944 North Sydney NSW 2059

Telephone: (02) 9922 8644
Facsimile: (02) 9922 3352

FACSIMILE TRANSMISSION

COMPANY:	Australian Stock Exchange	**DATE:**	1 July, 2002
ATT:	Stephen Yan	**FAX NO:**	9241 7620
FROM:	Les Fisk	**PAGES:** (including this page)	2

The original of this facsimile will be posted ☐ will not be posted ☐

Please see attached

AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

1 July 2002

Mr Stephen Yan
Companies Advisor
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

By Facsimile: 9241 7620

Dear Stephen

The Australian Gas Light Company - Request for Trading Halt

We request a trading halt in the shares of AGL from the commencement of trading today.

In accordance with listing rule 17.1, we advise:

(a) the reason for the trading halt is that AGL has become aware of press speculation relating to the sale of Pulse Energy Pty Ltd;

(b) AGL wishes the trading halt to last until such time as it is in a position to make an announcement to the market clarifying its position in relation to the potential sale of Pulse Energy Pty Ltd. In any event, the trading halt will not last longer than the commencement of trading on Wednesday, 3 July 2002; and

(c) AGL is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning the above, please do not hesitate to contact Mr L J Fisk on (02) 9922 8644

Yours faithfully

L J Fisk
Group Manager Corporate Services & Company Secretary

AGL

The Australian Gas Light Company

A.R.B.N. 052 167 405
Formed in New South Wales with limited liability
AGL Centre
Cnr Pacific Highway & Walker Street
North Sydney NSW 2060
PO Box 944 North Sydney NSW 2059

Telephone: (02) 9922 8644
Facsimile: (02) 9922 3352

FACSIMILE TRANSMISSION

COMPANY:	The Australian Stock Exchange	**DATE:**	2 July, 2002
ATT:	Stephen Yan	**FAX NO:**	9241 7620
FROM:	Les Fisk	**PAGES:** (including this page)	2

The original of this facsimile will be posted ☐ will not be posted ☐

Please see attached

AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway North Sydney 2060
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9922 3352

2 July 2002

Mr Stephen Yan
Companies Advisor
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

By facsimile: 9241 7620

Dear Stephen

The Australian Gas Light Company - Request for Continuation of Trading Halt

We refer to our request for a trading halt in the shares of AGL from the commencement of trading on 1 July 2002. Whilst AGL has made an announcement concerning the acquisition of Pulse Energy Pty Ltd, AGL requests that the trading halt continue until AGL is in a position to announce the associated funding arrangements.

In accordance with listing rule 17.1, we advise:

(a) the reason for the trading halt is that AGL has become aware of speculation relating to the proposed funding arrangements associated with the acquisition of Pulse Energy Pty Ltd;

(b) AGL wishes the trading halt to last until such time as it is in a position to make an announcement to the market clarifying its position in relation to the proposed funding arrangements associated with the acquisition of Pulse Energy Pty Ltd including, in particular, the issue price and the number of securities to be issued. In any event, the trading halt will not last longer than the commencement of trading on Wednesday, 3 July 2002; and

(c) AGL is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning the above, please do not hesitate to contact Mr LJ Fisk on (02) 9922 8644.

Yours sincerely

LJ Fisk
Group Manager Corporate Services & Company Secretary

AGL

The Australian Gas Light Company

A.R.B.N. 052 167 405
Formed in New South Wales with limited liability
AGL Centre
Cnr Pacific Highway & Walker Street
North Sydney NSW 2060
PO Box 944 North Sydney NSW 2059

Telephone: (02) 9922 8644
Facsimile: (02) 9922 3352

FACSIMILE TRANSMISSION

COMPANY:	Australian Stock Exchange.	**DATE:**	2 July, 2002
ATT:		**FAX NO:**	1300 300 021.
FROM:	Company Secretary's office	**PAGES:** (including this page)	7

***The original of this facsimile will be posted* ☐ *will not be posted* ☑**

AGL to Acquire Pulse Energy

attached is a media release on the above subject.

AGL

media release

2 July 2002

AGL to acquire Pulse Energy

Following the trading halt in the company's shares at 9am Monday 1 July 2002, The Australian Gas Light Company (AGL) today announced that it had entered into an agreement to acquire the Victorian businesses Pulse Energy and Utilimode for a total cost of $801 million (plus working capital of $79 million).

The Pulse retail business presently services around 1,100,000 energy customer accounts in Victoria. Following completion of the acquisition AGL will retail electricity to over 800,000 electricity customers and 520,000 natural gas customers in the state, making AGL the market leader in Victoria. The acquisition price to be paid covers the two other associated businesses, Utilimode and Edgecap.

Chairman of AGL John Phillips said, "In the Board's view, this acquisition should prove to be a key step forward in positioning AGL for the future. It fills some important gaps in our portfolio of activities.

"At present the Australian energy market is undergoing significant consolidation. In that environment, ensuring that AGL has a balanced portfolio of businesses is critical to building a solid growth platform and ensuring stability of financial performance in the future.

The Australian Gas Light Company
ARBN 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: billmcl@agl.com.au
www.aglinvestor.com

"AGL is committed to delivering positive outcomes for both our Proprietors and our customers. The Board believes that this acquisition will be positive in both respects. It represents excellent value and we expect it to greatly enhance the competitiveness of our Australian energy retailing portfolio."

Managing Director of AGL, Greg Martin said, "AGL's strategy is built around creating the leading Australasian energy business with interests principally in asset ownership and management, energy retailing and wholesaling.

"It has been clear for some time that a major gap in our energy portfolio was in gas retailing in Victoria. This acquisition will substantially address that gap. We will now have access to the major gas contract in Victoria and will enhance our position as Australia's largest retail buyer and seller of gas and electricity. The acquisition also means that any gas surplus to our Victorian requirements could be made available to supplement supplies into the NSW gas market.

"Following completion of the acquisition, the AGL group will provide energy products and services to over 1.4 million natural gas consumers and 1.7 million electricity consumers in the eastern Australian markets. In total, AGL will hold approximately 30% of the energy accounts in that region.

"The acquisition of the Pulse electricity retailing business has been underpinned by a flexible long term hedge arrangement with a major Victorian generator. That new arrangement, combined with AGL's and Pulse's existing trading books, as well as AGL's electricity generation peaking plants at Somerton in Victoria and Hallett in South Australia, should significantly mitigate AGL's exposure to wholesale electricity market risk, whilst ensuring retail price competitiveness is also maintained.

"The Pulse business has a premium quality customer base that nicely complements AGL's existing customer base. It has strong cash flows and brings with it access to favourably priced long term gas supply. Coming with the business is an excellent customer service infrastructure and a good team of people.

"In particular the Pulse customer base complements AGL's existing operations. We expect that the acquisition will provide a lift of over $1 billion of revenue annually and also will deliver a better balance between states as well as across energy sources. In keeping with our intention for AGL to be the leading energy brand in Australia, the Pulse brand will be replaced by the AGL brand, as soon as that step is practical.

"As part of the transaction, AGL has also agreed to acquire the Utilimode customer service business from United Energy in conjunction with a two year contract to provide back office services to United Energy.

Concluding his remarks Greg Martin said, "We fully expect the acquisition to be earnings accretive in the first twelve months. I see this as a significant milestone for AGL. The competitive era in retail energy markets is now well advanced. For some time we have argued that the Australian market will consolidate to three or four major retailers. We strongly believe this change will prove to be in the best interests of Australia's energy consumers in providing competitively priced energy."

The acquisition will be funded through a combination of existing debt facilities, a A$325 million institutional equity placement, and a Share Purchase Plan ("SPP"). The ASX trading halt in AGL shares will continue throughout 2 July 2002 pending completion of the institutional placement. It is expected that trading in AGL shares will recommence on Wednesday 3 July 2002 following an announcement of the result of the placement.

Following the acquisition and the equity raising, the Company's gearing is estimated to remain around 52%. Following a review of the acquisition and funding details, both Standard and Poor's and Moody's have confirmed that there will be no change to AGL's current ratings of A and A2 (outlook negative) respectively

AGL also announced its intention to offer a SPP providing eligible Australian and New Zealand Proprietors with the opportunity to subscribe for up to A$3,000 worth of shares at the institutional placement price. The SPP ensures that AGL's loyal smaller Proprietors also have the opportunity to participate in the capital raising. The intended Record Date for participation in the SPP is Monday 8 July 2002. Further details of the SPP will be announced following the institutional placement.

END

For more information, please contact:

Bill McLaughlin
Group Manager Corporate Affairs
02 9922 8349
0402 060 147

Geoff Donohue
Manager Public Affairs
02 9922 8590
0402 060 751

For a copy of the management presentation slides relating to this announcement, please go to AGL's website at: www.agl.com.au

About AGL

AGL invests in energy infrastructure, mainly in Australasia, manages energy infrastructure, retails and wholesales energy and develops energy businesses.

AGL is a national retailer and wholesaler of natural gas and electricity. Following completion of the Pulse acquisition the AGL group will service 3.1 million natural gas and electricity customer accounts in Australia.

AGL owns 30,000 kilometres of energy distribution networks in Victoria and New South Wales and has a 30% interest in the publicly listed, Australian Pipeline Trust, owner of 7000 kilometres of high pressure gas pipelines.

In Australia AGL owns 100% of energy infrastructure management and services company Agility, 50% of multi utility business, ActewAGL, operating in the Australian Capital Territory, 50% of national LPG distributor Elgas and 100% of gas processor HCE. AGL also has a number of investments in gas fired electricity generating plant.

Outside Australia AGL owns 66% of New Zealand publicly listed company, Natural Gas Corporation Holdings, owner and operator of high pressure gas pipelines, gas distribution networks, energy metering, electricity generation and gas processing businesses. AGL also holds a 20.5% interest in New Zealand regional electricity generator and retailer Trustpower and owns 100% of Gas Valpo, a natural gas distributor and retailer in Chile.

Listed on the Australian stock exchange, AGL is owned by more than 105000 Proprietors, which includes almost all of its 3,000 employees. AGL is a top 40 listed company with a market capitalisation of $3.7 billion as at 30 June 2002.

Pulse Energy

Pulse Energy is based in Melbourne. The company is an energy retailing company which commenced operations in 2000. Pulse Energy is currently owned as follows: Shell Australia (40%), United Energy (25%), Energy Partnership (25%), Woodside Energy (10%).

Pulse Energy is the largest energy retailing business in Victoria, with 1.1 million customers, comprising 560,000 electricity customers, mainly in Melbourne's south eastern suburbs and the Mornington Peninsula, and 520,000 gas customers mainly in Melbourne's south eastern and central western suburbs.

Most of the company's customer are residential and small business customers. About 22% of Pulse's customers purchase both gas and electricity from the company. Pulse Energy also supplies nearly 200 individual and commercial customers in NSW, Queensland and the ACT.

The company's website address is: www.pulsenet.com.au

THIS MEDIA RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES IN ANY JURISDICTION.

This media release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration or an exemption from registration.

AGL

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	The Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300021	**FAX:**	(02) 9957 3671
CC:			
DATE:	July 2, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	17

MESSAGE:

Attached is a copy of an investor briefing presentation regarding the acquisition of Pulse Energy.

Not for releas[illegible]e United States

Acquisition of Pulse Energy

Investor briefing

JULY 2002

AGL

Disclaimer

This presentation has been prepared for use in Australia and other jurisdictions outside of the United States. This presentation does not constitute and offer of any securities for sale in Australia, the United States or any other jurisdiction. Neither this document nor anything contained in this document shall form the basis of any contract or commitment whatsoever. Any securities described in this presentation **have not been registered under the U.S. Securities Act of 1933, and** may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration requirements.

To the maximum extent permitted by law, The Australian Gas Light Company Limited, its related corporations and its officers and employees exclude liability to any person in relation to this presentation or the accuracy or completeness of the information provided as part of it, whether arising in contract, tort (including negligence), under statute or otherwise. This presentation has been prepared without consideration of the particular investment objectives, financial situation and needs of the recipient. The recipient should conduct its own investigation and analysis, and should not act on the basis of any matter contained in this presentation without considering and, if necessary taking appropriate legal, financial and other professional advice upon its own particular circumstances.

2

Agenda

Transaction Overview

Transaction overview

- Acquisition of Pulse Energy
  - Premium Victorian gas and electricity retail business
  - Key strategic asset with access to Victorian gas
  - Underpinned by long term electricity hedge contract
- Acquisition price of $880 million
  - EPS positive in year 1 (greater than 5%)
  - 6.7 x pro forma 2003 EBITDA / $818 per customer
  - Completion target 31 July 2002

5

Transaction overview (cont'd)

	$ m	$ m
Pulse Energy	763	
Utilimode	38	801
Net estimated working capital		79
Net acquisition price		880

6

Transaction overview (cont'd)

- To be funded via existing debt facilities and $325 million institutional placement of ordinary equity
- Additional funding to be raised via Share Purchase Plan (SPP) to be offered to all Australian/NZ shareholders following placement (estimated $40–60 million)
- Rating agencies have affirmed credit ratings (S&P - A; Moody's - A2 (negative outlook)

7

Strategic Rationale

8

AGL's strategy

Building on positions of market leadership

Gas & Electricity Focus	Balanced energy portfolio
Redefining the portfolio	Completing energy platforms
Delivering maximum returns	Enabling change

9

Pulse significantly enhances AGL's competitive position

Scale leadership	✔	Provides an additional 1.1 million customers
Key strategic value - national footprint	✔	Accesses Victorian gas and enhances national footprint
Premium Customer Base	✔	Premium Victorian customer demographic
Dual Fuel Strategy	✔	Establishes largest dual fuel customer base in Australia
Diversity of gas supply	✔	Provides new gas to supplement Cooper Basin contract

10

Business Fit

11

Australian retail energy customers (gas & electricity)



Citipower
Aurora Energy
AlintaGas
Ergon Energy
Country Energy
Western Power
Integral
Texas Utilities
Energex
Energy Australia
Origin Energy
AGL
0
0.4
0.8
1.2
1.6
2
2.4
2.8
3.2
Customers (m)

12

Increase in AGL's Victorian market share

- Premium customer base
  - gas 520,000
  - electricity 560,000



Whittlesea
Sunbury
Bacchus Marsh
Melton
Broadmeadows
Healesville
Essendon
Templestowe
Ringwood
Werribee
Glen Waverley
Sandringham
Dandenong
Geelong
Pakenham
Frankston
Mornington
Koo-wee-rup
Drouin
Warragul
French Island
Phillip Island
Pulse Gas Retail Area
Pulse Electricity Retail Area
Melbourne Metro
Non Metro area

13

Increase in AGL's Victorian market share

- Premium gas & electricity footprint in the greater metropolitan area of Melbourne, **with significant dual fuel overlap (380,000 customers)**...



Melton
Doncaster
Hawthorn
Laverton
Werribee
GEELONG
Frankston

Electricity: 12% → 40%

Significant increase

Gas: 0% → 36%

... making AGL Victoria's largest energy retailer

14

Premium customer base



Median household income ($/week)
$740
$720
$700
$680
$660
$640
$620
$600
Victoria
Pulse
Pulse Dual Fuel

- Pulse gives AGL direct access to the highest income earning / wealthiest customer segments of the Victorian customer base

Premium customer base

- Residential gas consumption > 20% above Victorian average (excluding Pulse) (1)

- Residential electricity consumption > 25% above Victorian average (excluding Pulse) (2)

Sources: (1) AGA Statistics 2001
(2) ESAA Statistics 2001

Gas supply diversity & access to markets



Cooper Basin
Sydney
Adelaide
Melbourne
Bass Strait

17

Electricity risk mitigation

- New flexible long term contract with major Victorian generator
- Somerton (Vic) and Hallett (SA) Peaking Plants
- Existing AGL and Pulse hedge portfolios
- Significant optionality & diversity in portfolio
- Hedge portfolio considered by ratings agencies

18

Electricity Risk mitigation - typical portfolio structure


MW
1
3
5
7
9
11
13
15
17
19
21
23
Time (hours)
Swaps
Collars
Caps
AGL Generation
Demand Triggered Swaps
Demand triggered Caps
Ave Demand Day
High Demand Day

19

Synergies

- Targeted operating synergies
  - FY03 $10m increasing to FY05 $15+m
  - Improved organisational efficiencies
  - IT systems rationalisation
  - reduced cost to serve duel fuel customers
- Other benefits
  - Wholesale electricity portfolio rationalisation
  - Wholesale gas supply diversity

20

Regulatory

- Victorian residential electricity market opened to competition on 13 January 2002
- Victorian residential gas market open to competition from 1 October 2002
- Gascor agency fee to terminate 1 October 2002
- Government retains retail price oversight

21

Risk factors

- Wholesale electricity
- Competition
- Regulatory
- Systems operations integration
- Transaction completion

22

Financial Im[illegible]t

23

Financial impact

- EPS accretive from day 1 (in excess of 5%)
- Cashflow positive from day 1
- Gearing expected to remain unchanged from 52.9% post placement
  - Acquired customer contracts treated as identified intangibles
  - Gearing expected to fall post SPP and asset sales
- Rating agencies have affirmed AGL's credit status

24

Proforma EBITDA

	$ m	$ m
UEL ASX release 2001	65	
Net Utilimode charges	8	
Shell branding no longer payable	13	
9 month reduction in Gascor agency fees	26	
Net operating synergies	10	
Cust. churn 50,000 customers in/out	(10)	
Mark to market (onerous contracts)	19	
Proforma EBITDA 2002/03		131*

* Needs to be adjusted for 11 months

25

Trading update

- Underlying EBITDA (excluding abnormals) for FY2002 in excess of $740 million
- AGL is currently trading in line with or above market expectations
- Operating cashflow (after abnormals) for FY2002 in excess of $335 million
- Final dividend not expected to be less than prior year

26

Funding

27

Funding composition

Acquisition funding will comprise:

- Equity — $325 million
  - Institutional equity placement of ordinary shares which participate in final dividend
- Additional funding raised via — $40-50 million
  - Share Purchase Plan
- Balance funded from existing debt facilities

28

Summary

29

Summary

- Excellent strategic fit
- EPS positive in year one
- Premium customer portfolio
- Risk mitigation executed
- Appropriately funded
- Cements AGL's leadership position as Australia's No. 1 gas and electricity retailer

30

Disclaimer

- "Forward Looking Statements": Forward-looking statements can generally be identified by the use of forward-looking words such as "may, "will", "expect", "estimate", "continue", or other similar words. These forward-looking statements, including economic predictions and assumptions, business and financial projections and forecasts, and statements concerning the existing business of AGL and Pulse, involve known and unknown risks and uncertainties. These and other factors may cause the actual results, performance or achievements of AGL to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks, uncertainties and other factors, potential investors are cautioned not to place undue reliance on forward-looking statements.

  These forward-looking statements speak only as of the date of this presentation. AGL does not undertake any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur.

- EPS: Forecast financial information contained in this presentation is unaudited, and has not been prepared in accordance with Australian generally accepted accounting principles.

- EBITDA: Earnings before interest, tax, depreciation, amortisation and abnormal items (unaudited). EBITDA is should not be considered as an indication of, or an alternative to, income from operations or to cash flows from operating activities (as determined in accordance with Australian generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. In addition, EBITDA may not be comparable to similarly titled measurements of other companies.

- EBIT: Earnings before interest, tax and abnormal items (unaudited). EBIT should not be considered as an indication of, or an alternative to, income from operations or to cash flows from operating activities (as determined in accordance with Australian generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. In addition, EBIT may not be comparable to similarly titled measurements of other companies.

31

AGL

32

AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 LEVEL 21 FAX: (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO. **1300 300 021**

FROM: **COMPANY SECRETARY OFFICE**

DATE: **3 July 2002**

SUBJECT: SUCCESSFUL COMPLETION OF INSTITUTIONAL PLACEMENT

Attached is a media release on the above subject.

AGL

media release

3 July 2002

Successful completion of institutional placement

The Australian Gas Light Company ("AGL") today announced it had raised approximately $380 million via a placement of approximately 41.1 million fully paid ordinary shares to local and offshore institutions at $9.25 per share.

The placement was underwritten by UBS Warburg and completed by an overnight bookbuild.

AGL Managing Director, Greg Martin said that AGL was very pleased with the response from investors.

"We increased the size of the placement to $380 million to meet the strong demand for the offering from both domestic and overseas investors. The additional funds will be applied to reduce debt associated with the acquisition of Pulse, allowing AGL to remain at around its target gearing level."

AGL also announced that all Australian and New Zealand Proprietors will be able to subscribe for up to $3,000 worth of shares at the placement price of $9.25, without incurring brokerage or other transaction costs, by way of a Share Purchase Plan ("SPP"). "The SPP ensures that all AGL's Proprietors have the opportunity to participate in the capital raising, at the same price as institutions, without incurring any additional cost," Mr Martin said.

The date for determining entitlements to receive an offer under the SPP is 8 July 2002.

The shares issued will rank equally with existing ordinary shares on issue and hence will be entitled to the final dividend for FY2002. Any additional funds raised under the SPP will be used to further reduce debt.

The Australian Gas Light Company
ARBN 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: billmcl@agl.com.au
www.aglinvestor.com

AGL has targeted that the SPP will raise between $40-60 million. However, AGL retains the right to scale back the number of shares issued to Proprietors under the SPP if demand exceeds $80 million.

Full details of the Share Purchase Plan will be sent to all Proprietors shortly.

END

For more information, please contact:

Bill McLaughlin	Geoff Donohue
Group Manager Corporate Affairs	Manager Public Affairs
02 9922 8349	02 9922 8590
0402 060 147	0402 060 751

THIS MEDIA RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES IN ANY JURISDICTION. THIS MEDIA RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES WITHOUT REGISTRATION OR AN EXEMPTION FROM REGISTRATION.

CHAIRMAN'S SPEECH

The Australian Gas Light Company obtained its Charter of Incorporation to light the streets of Sydney in September 1837. Interestingly, although the Act of the New South Wales Parliament bears the name of King William IV, he had unfortunately died on the 20th June 1837, but news of his death had not reached the colony. This preceded any Corporations Law and it also preceded the Australian Stock Exchange. In fact AGL is the oldest Australian company still trading under its original name.

Over the years, AGL's original constitution has been supplemented by a series of Acts of the NSW Parliament and by-law amendments, so that there is now a veritable maze of legislation and documentation, which is quite complex. For whatever reason, action was not taken to put the Company on the same footing as every other publicly listed company and to bring us under the Corporations Law.

During 2000, your Directors approached the NSW Government to deal with this issue, and particularly with the 5% limit on shareholding and the scaled voting requirement. Both were seen as inappropriate and unnecessary in current present circumstances.

At a previous General Meeting I was asked how we could justify the changes. I said the question should rather be – "How could we justify **not** making the changes?"

- AGL had moved from being a monopolist NSW gas company to an electricity and gas energy group with business interests in all mainland states and territories, as well as New Zealand & Chile.

- The markets were opening for competition and the restrictions placed on AGL were not imposed on our competitors.

- The original consumer protection basis for the shareholding limitations was no longer relevant as adequate safeguards & protections were now contained in industry wide regulation.

- Shareholding limitations had become rare and were considered by many observers, for instance the ACCC, to be an impediment to competition.

- The shareholding limitation acted as a constraint on AGL's ability to raise capital; and

- Finally, the scaled voting rights were anachronistic and were contrary to the "one share one vote" principle.

In April 2001 in a joint announcement the Company and the NSW Minister for Energy announced that legislative reforms would be put in place to reposition AGL with a modern constitution and without special shareholding limitations. Very early in the discussions it became clear

that, with the maze of Acts & by-laws comprising the AGL constituent documents, the best course of action was effectively to close that chapter and convert AGL to a company registered under the Corporations Act. As you have seen in the Notice of Meeting the process also requires various approvals and legislation in the Federal Parliament, in other states, and in New Zealand to achieve the desired outcome.

In April 2001 we targeted the date for you to vote on the introduction of the reforms as the first half of 2002. We did not quite make it – but we came very close, and I can assure you the process has been very complex.

Let me now describe briefly "what will change" if you pass the resolution before you.

- The 5% shareholding limitation will be removed. Persons or corporations will be able to accumulate more than 5% of AGL's shares on issue. However, that person or corporation will still need to comply with the obligations in the Corporations Act relating to disclosure of details of substantial shareholdings and the regulation of takeovers.

- Overseas investors will, of course, need to meet the requirements of the Foreign Acquisitions and Takeovers Act.

- The scaled voting system will disappear and be replaced with a "one share one vote" regime.

- AGL will have a new modern constitution, involving a number of changes. Most are not major. For instance we will cease to be called "Proprietors" and will be known as "shareholders". Personally I regret that to some extent. A touch of antiquity can be attractive. But it is a small price to pay. We will still have much the same rights that currently exist as Proprietors and we have been able to retain our existing company name, that is The Australian Gas Light Company without needing to add "Limited".

- The new constitution will contain provisions relating to shareholder approval of proportional takeover bids. This is spelt out in appendix B of the Notice of the Meeting but briefly it means that a proposed proportional take-over must be approved by shareholders. This reduces the risk that existing shareholders are left as a minority in AGL without having an opportunity to vote on the possibility. It also reduces the risk that a bidder might acquire control of AGL without payment of an adequate control premium.

- Currently a Proprietor can only appoint another Proprietor as his or her proxy. Under the new constitution a proxy holder need not be a shareholder of AGL.

- Final dividends are presently approved by, and declared at, the Annual General Meeting. We often have queries from Proprietors asking why the dividend can't be paid earlier, as in many other companies. Well the new constitution will allow your Directors to declare dividends and determine the payment date. So, in future, it is likely that the final dividend will be paid earlier, before the Annual General Meeting. We will be consistent with practice in most Australian listed companies.

- One of the quaint provisions in the current constituent documents is that all AGL's assets are vested in the Secretary of the Company. This reflects the history that the Company is not a corporate body for some legal purposes. I'm told that if you wish to sue the Company, you have to sue the Secretary, Mr Fisk. Under the new constitution, AGL will hold assets in its own name. Mr Fisk will be relieved of the responsibility. (I'm not sure if we can cut his salary as a quid pro quo).

- The new constitution also contains some provisions which were not envisaged when our constituent documents were put together, but are available under the Corporations Act. For instance Directors would have greater flexibility in capital management, including for instance, the right to issue preference shares which have restricted rights to vote, priority of payment in the event of winding up and otherwise on terms the

Directors might determine. These are reserve provisions to be used only if needed at some stage.

- Under AGL's current constituent documents, Proprietors who together hold 10% of the shares can requisition a meeting of Proprietors. After conversion shareholders with a minimum 5% of the vote, or alternatively 100 shareholders, can requisition a meeting.

- At future general meetings a quorum will be fifteen persons present or by proxy holding, together, not fewer than 50,000 shares. Seven Proprietors holding not fewer than 100 shares currently constitute a quorum.

- The Board currently has 8 directors. The Constitution will allow a **maximum** of ten but the number will not change from 8 until and unless the Board decides there should be an increase.

- Currently a Director must hold 2000 shares at the time of his or her appointment. The actual wording has created some uncertainty in the past so, in the new constitution, it has been made clear that the share qualification applies at the time a person is nominated for a Board position.

- Presently, changes to the constituent documents (other than legislative requirements) can be made by an ordinary resolution passed by 50% of Proprietors. Consistent with contemporary corporate governance practices, it is proposed that amendments to the constitution will henceforth require a Special Resolution passed by 75% of shareholders.

I now formally table the new Constitution of The Australian Gas Light Company. If anyone would like a copy, it is available on the AGL web site and some copies are available at the registration desk at the conclusion of the Meeting.

It is appropriate, at this time, to sincerely thank the NSW Government, the Commonwealth and the NZ Government for their diligence in addressing the various issues.

I would now like to turn to the Conditions attached to the resolution. These are Conditions which have to be satisfied before the conversion can take place. They are designed to ensure that outstanding issues are resolved to the satisfaction of Directors to minimise or eliminate any adverse or unforeseen consequences of the conversion. Your Directors would also like to propose an amendment to one of the conditions and I will speak more on that shortly.

The remaining outstanding issues which we expect to be resolved are:

- That the Australian States & Territories agree with the Commonwealth's legislation to deal with the AGL conversion in relation to GST.

- That the Income Tax Act 1994 (New Zealand) is amended to ensure that there is no adverse NZ tax impost as a result of the corporate conversion of AGL. This is the condition that your Directors are proposing should be amended. We had expected that the amendment would have come into effect by now.

  However, since the Notice for this Meeting were issued, the NZ Government has called an election for 27 July 2002, and the legislation incorporating the amendment has been held over until after the election. We had expected that it would have come into effect by now.

  The amendment to the Conditions recommended by your Directors would have the effect of allowing the corporate conversion to proceed if other conditions have been met and after the New Zealand election has been decided, the Company receives assurance from the NZ Parliament that the necessary legislative amendments will be made with retrospective operation from 1 July 2002. In other words the NZ legislation would be dealt with in a similar manner and with similar

risks, to the treatment of the foreshadowed Australian Commonwealth legislation.

The text of the proposed amendment has been placed on your seat together with the Notice of Meeting.

I will talk further about the process for considering this amendment, but for now, back to the remaining issues.

- We expect that provisional stamp duty liabilities to the states will be resolved. The Company has received relief from stamp duty liability in NSW and since the Notice of Meeting was issued, we have received relief also from Victoria and Queensland. Western Australia has levied $1.9 million stamp duty on the Company and we are in discussions with the WA Government on this issue.

- Finally, we expect that appropriate regulations will be made under the Corporations Act 2001 to facilitate the conversion of the Company.

There remains a very small risk that the Commonwealth Tax legislation referred to in the Notice of Meeting may not be passed. If that transpired AGL would forfeit the balance of franking credits and the benefit of accumulated losses. GST might also flow from the conversion and there might arise capital gains consequences for the Proprietors.

However, your Directors have concluded that if it is reasonable for AGL and its Proprietors to proceed based on the assurances we have received from the Commonwealth Government, the support of the Federal Opposition and the legal opinion we have taken.

If you approve the motion then, as soon as the Conditions are satisfactorily dealt with, the Directors will request the NSW Minister for Energy to proceed with the conversion which will formally become a reality no earlier than one month after this Special General Meeting.

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 LEVEL 21 FAX: (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO. **1300 300 021**

FROM: **COMPANY SECRETARY OFFICE**

DATE: **3 July 2002**

SUBJECT:

APPENDIX 3B – NEW ISSUE ANNOUNCEMENT, APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Attached an Appendix 3B Application Form duly completed

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Australian Gas Light Company (The)

ABN

95 052 167 405

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,081,082
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$9.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To partly fund the acquisition of Pulse Energy
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Tuesday 9th July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
382,155,310	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To rank equally with all other shares on issue

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3. 7.02
(~~Director~~/Company secretary)

Print name: L. T FISK

== == == == ==

AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 LEVEL 21 FAX: (02) 9957 3671

TO: MS KARA MITCHELL
AUSTRALIAN STOCK EXCHANGE

FAX NO. 9241-7620

FROM: LES FISK
COMPANY SECRETARY OFFICE

DATE: 3 July 2002

FAXED 3/7/02

SUBJECT: THE AUSTRALIAN GAS LIGHT COMPANY – REMOVAL OF TRADING HALT

Please find attached letter in regard to the above subject.

Please note that an Appendix 3B will be forwarded to the ASX shortly.

AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

3 July 2002

Ms Kara Mitchell
Companies Advisor
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

By Facsimile 9241 7620

Dear Kara

Re: The Australian Gas Light Company – Removal of Trading Halt

We have today announced the successful completion of an Institutional Placement of approximately 41.1 million fully paid ordinary shares to local and offshore institutions a $9.25 per share.

The Companies Announcements Office has been sent a media release on the matter. Would you therefore please remove the trading halt on our shares from the commencement of business today.

Yours sincerely

LJ Fisk
Group Manager Corporate Services &
Company Secretary

DATE	TIME	ADDRESS	MODE	TIME	PAGE	RESULT	PERS. NAME	FILE
3.JUL.	10:16	ASX LISTINGS SYD	TES	0'42"	P. 2	OK		070

# : BATCH	C : CONFIDENTIAL	$: TRANSFER	P : POLLING
M : MEMORY	L : SEND LATER	@ : FORWARDING	E : ECM
S : STANDARD	D : DETAIL	F : FINE	> : REDUCTION

AGL

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	3 July 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	2

MESSAGE:

Re: SPECIAL GENERAL MEETING – 3 JULY 2002

In accordance with the Listing Rules, we confirm that the resolution (set out below) put to the Special General Meeting of this Company at 11.30am today was carried by a show of hands.

Resolution

'That, subject to the Company having first notified the New South Wales Minister for Energy that the conditions set out in the Schedule to this Notice of Meeting (**Conditions**) have been satisfied:

(a) the Company be constituted as a body corporate under the *AGL Corporate Conversion Act 2002* (NSW);

(b) the clauses contained in the document titled 'Constitution of The Australian Gas Light Company' tabled at the meeting and initialled by the Chairman of the meeting for the purpose of identification be approved as the Constitution of the Company on the conversion of the Company into a body corporate under the *AGL Corporate Conversion Act 2002* (NSW); and

(c) after conversion of the Company into a body corporate under the *AGL Corporate Conversion Act 2002* (NSW), the Company be registered as a public company limited by shares under the *Corporations Act 2001*.'

Conditions

1. That the Australian States and Territories agree, in accordance with the provisions of the *A New Tax System (Commonwealth-State Financial Arrangements) Act 1999*, to legislation of the Commonwealth substantially in accordance with the press release dated 23 May 2002 issued by the Minister for Revenue and Assistant Treasurer.

2. That the *Income Tax Act 1994* (New Zealand) is amended to include a new section OD 5B in accordance with the recommended amendment to the *Taxation (Relief, Refunds and Miscellaneous Provisions) Bill 2001* reported by the Finance and Expenditure Committee to the New Zealand Parliament on 28 May 2002 or that, following the New Zealand election called for 27 July 2002, the Directors receive assurance from the New Zealand Government that such an amendment will be enacted with retrospective operation from 1 July 2002.

3. That the Company receives in relation to Victoria, South Australia and Western Australia either:

   (a) confirmation from the revenue authority in, or the Government of, that State to the effect that:

   (i) the revenue authority or Government has given in principle approval for relief from stamp duty (or similar duty) which may arise as a result of the corporate conversion; or

   (ii) the revenue authority or Government has formed an opinion or opinions as to the circumstances of the Company or its subsidiaries,

   which have the result that no liability for stamp duty (or similar duty) will arise in that State as a result of the corporate conversion; or

   (b) advice that the aggregate liability of the Company for stamp duty (or similar duty) in those States not covered by a confirmation under paragraph (a) arising from the corporate conversion is not material having regard to the annual operating results of the Company.

4. That regulations are made under the *Corporations Act 2001* to facilitate the corporate conversion of the Company.

For the record, the following proxies were cast in relation to the resolution.

	For	Against	Discretionary	Abstain
To approve the conversion of AGL into a body corporate	3,367,139	22,488	621,937	1,523,197

AGL

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 0 2 2002
WASH. D.C.
154

Fax Cover Sheet

TO: The Australian Stock Exchange

FROM: Company Secretary's Office

PHONE:

PHONE: (02) 9922 8680

FAX: 1300 300 021

FAX: (02) 9957 3671

CC:

DATE: July 12, 2002

NUMBER OF PAGES: 4
(INCLUDING THIS SHEET)

MESSAGE:

Attached is a copy of the Share Purchase Plan offer which is being sent to our Proprietors.

AGL

The Australian Gas Light Company
Formed in New South Wales in 1837
with limited liability ABN 95 052 167 405
111 Pacific Highway North Sydney NSW 2060
Locked Bag 944 North Sydney NSW 2059

Telephone: 02 9922 8259
Facsimile: 02 9922 8465

11 July 2002

THE AUSTRALIAN GAS LIGHT COMPANY
SHARE PURCHASE PLAN

Dear Proprietor,

On Wednesday 3 July 2002, The Australian Gas Light Company (**AGL**) announced it had successfully raised approximately A$380 million via a placement of around 41.1 million fully paid ordinary shares to local and offshore institutions at A$9.25 per share (**Placement**).

At the same time, AGL announced further details of the proposed Share Purchase Plan (**SPP**), which is being introduced to provide all eligible Proprietors with the opportunity to buy additional ordinary shares in AGL at A$9.25 per share - the same price as under the Placement.

This letter and the enclosed Application Form set out the terms and conditions of the offer under the SPP. By accepting the offer to purchase shares under the SPP, you will have agreed to be bound by these terms and conditions.

You are eligible to participate in the SPP if you were a registered holder of fully paid ordinary shares in AGL at the close of business on Monday 8 July 2002, with a registered address in either Australia or New Zealand (the Directors of AGL have determined it is not practical for Proprietors in other jurisdictions to participate in the SPP)[1].

The offer under the SPP is non-renounceable. This means that you cannot transfer your right to purchase shares under the offer to any one else.

If you are eligible to purchase shares under the SPP, you may select <u>one</u> of the following two alternatives:

Offer A	**160 shares**	**Total amount payable @ A$9.25 per share**	**A$1,480**
Offer B	**320 shares**	**Total amount payable @ A$9.25 per share**	**A$2,960**

The maximum number of 320 shares will apply even if you receive more than one offer from AGL (for example, because you are a joint holder of shares or because you hold more than one shareholding under separate share accounts). AGL reserves the right to reject any application for shares where it believes this rule has not been complied with, or where acceptance may breach the *Gas Industry Restructuring Act* 1986 (NSW).

AGL has targeted that the SPP will raise between A$40-60 million. However, AGL retains the right to scale back the number of shares issued to Proprietors under the SPP if demand exceeds A$80 million. In these circumstances, AGL intends to reduce the maximum number of shares which Proprietors are entitled to under Offer B by an amount up to A$1,480, and then if necessary, further scale back Offer B and Offer A by an equivalent amount.

For example, it may be necessary for AGL to reduce the maximum number of shares offered to each eligible Proprietor to 300 shares. If this occurs, all Proprietors who applied under Offer B will be issued with 300 shares. Those Proprietors who applied under Offer A will be issued with 160 shares. Any necessary refund will be paid by AGL to affected Proprietors shortly after the close of the offer.

---

[1] You may not participate in the SPP if you are (a) in the United States or a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) or (b) a broker, dealer, bank or other nominee acting on behalf of, or for the account of, any person in the United States or any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended).

The purchase price for each AGL share under the SPP will be A$9.25, which represents a 6.1% discount from the closing price of AGL shares on 28 June 2002, being the last trading day prior to the Placement, and the same price at which shares were issued under the Placement. No brokerage or other transaction costs will apply to shares purchased under the SPP.

You should note that the market price of AGL shares may rise or fall between the date of this offer and the date when shares are allotted. This means that the price you pay per share under this offer may exceed the market price of AGL shares at the time the shares are allotted to you. Accordingly, you should seek your own financial advice in relation to this offer and your participation under the SPP.

To purchase shares under the SPP, please complete and sign the enclosed Application Form and return it, together with your cheque payable to the "AGL SPP Account", in the enclosed reply paid envelope. Applications must be received by 5:00pm on Wednesday 7 August 2002.

Please be aware that AGL does not propose to accept any applications received after Wednesday 7 August 2002. If the exact amount of money is not tendered with the acceptance slip, AGL reserves the right to disregard your application and not allot any shares to you.

Participation in the SPP is entirely at your option. AGL may conduct an SPP in the future, but it is not obliged to do so.

All new shares issued under the SPP will rank equally with existing fully paid ordinary shares in AGL and will carry the same voting rights, dividend rights and other entitlements as at the allotment date.

It is anticipated that the shares allotted to you under the SPP will be quoted on the Australian Stock Exchange on or about 15 August 2002.

If you have any questions in respect of the SPP, please contact:

AGL Share Registry
Telephone: 02 9922 8259
Facsimile: 02 9922 8465
Email: shareregistry@agl.com.au

Yours sincerely

M John Phillips
Chairman
The Australian Gas Light Company

This letter does not constitute an offer of securities for sale in the United States. AGL's shares have not been registered under the U.S. Securities Act of 1933, and must not be sold in the United States or to U.S. persons except pursuant to an effective registration statement or in accordance with an exemption from the registration requirements of the U.S. Securities Act of 1933.

AGL

The Australian Gas Light Company
Formed in New South Wales in 1837
with limited liability ABN 95 052 167 405
111 Pacific Highway North Sydney NSW 2060
Locked Bag 944 North Sydney NSW 2059

Telephone: 02 9922 8259
Facsimile: 02 9922 8465

SHARE PURCHASE PLAN APPLICATION FORM

I/We wish to apply for the number of shares set out below in accordance with the terms and conditions of The Australian Gas Light Company (AGL) Share Purchase Plan (SPP), and acknowledge that I/We have a registered address in either Australia or New Zealand.

By signing this Application Form you will be deemed to have represented that you are not, and you are not acting on behalf of or for the account of, a person in the United States or a U.S. person (each as defined in Regulation S under the U.S. Securities Act of 1933, as amended).

By forwarding your cheque(s) and completing the Payment Acceptance Slip on the bottom of this form, you acknowledge that you have read and understood the terms and conditions of the SPP as contained in the accompanying letter and this Application Form. You confirm that the total cost of all shares purchased by you (including through joint and beneficial holdings) does not exceed A$3,000.00.

You should note that the market price of AGL shares may rise or fall between the date of this offer and the date when shares are allotted. This means that the price you pay per share under this offer may exceed the market price of AGL shares at the time the shares are allotted to you.

Your cheque(s) should be made payable to the "AGL SPP Account" and crossed "Not Negotiable". If the exact amount of money is not tendered with the acceptance slip, AGL reserves the right to disregard your application and not allot any shares to you.

Acceptance slip and cheque(s) should be returned in the enclosed reply paid envelope and must be received by the AGL Share Registry located in North Sydney, no later then 5:00pm on Wednesday 7 August 2002.
The postal acceptance rule does not apply to the SPP.

SPP Acceptance Instructions

- **Payments must be made via cheque(s) accompanying the acceptance slip**
- **Cash will not be accepted via mail or at any AGL Office**
- **Payments cannot be made at a bank**
- **Do not pin or staple the cheque(s) to the acceptance slip**
- **Cheque(s) must be in Australian dollars and drawn on an Australian bank**

AGL reserves the right to waive compliance with any provision of the SPP terms and conditions, or vary those terms and conditions. AGL also reserves the right to scale back applications, including if required to comply with the ASX Listing Rules.

This Offer is non-renounceable

Detach here and return acceptance slip and cheque(s) in the envelope provided

PAYMENT ACCEPTANCE SLIP (NOT PAYABLE AT A BANK)

Proprietors Contact Telephone
Number during Business hours (   ) ____________

	DRAWER	BSB	CHEQUE NO.	AMOUNT
Record cheque details here → (Maximum two cheques)		_ _ _ : _ _ _		
		_ _ _ : _ _ _		
	Please make cheques payable to 'AGL SPP Account'		**TOTAL**	$

AUSTRALIAN DOLLARS ONLY

Indicate your choice by marking one box only

☐ Offer A
160 Shares
A$1,480.00

OR

☐ Offer B
320 Shares
A$2,960.00

Signature ____________________

By signing this Application Form you will be deemed to have represented that you are not, and you are not acting on behalf of or for account of, a person in the United States or a U.S. person (each as defined in Regulation S under U.S. Securities Act of 1933, as amended).

AGL

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	July 19, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	2

Caution!

MESSAGE:

Re: NGC Seeks Commerce Commission Clearance to acquire UNL Gas Networks

Attached copy of media release on the above subject.

NATURAL GAS CORPORATION

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 0-4-576 8700
Fax: 0-4-576 8600

19 July 2002

Market Information Services
New Zealand Stock Exchange
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

Dear Sirs

NGC Seeks Commerce Commission Clearance to Acquire UNL Gas Networks

Natural Gas Corporation Holdings Limited (NGC) has today applied to the Commerce Commission for clearance to acquire the natural gas network assets of United Networks Limited (UNL).

UNL's gas network assets align well with NGC's existing core business activities, however, NGC is still to determine the extent to which it will participate in the sale process.

Yours faithfully

Steve Bielby
Director Corporate Services
Natural Gas Corporation